

November 29, 2011

Via E-Mail
Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
Consol Energy Inc.
1000 Consol Energy Drive
Canonsburg, Pennsylvania 15317

     Re: **Consol Energy Inc**
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed February 10, 2011
           Response Letter Dated October 28, 2011
           File No. 001-14901

Dear Mr. Lyons:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 24 Commitments and Contingent Liabilities, page 161

1.   We note your response to prior comment four which indicates the agreement to construct the treatment is not within the scope of ASC 410-30 because the system is designed to treat water generated from current, active operations. Please clarify if the facility will also be used to treat water generated from past operations and specify how you currently remediate chloride without the benefit of the treatment system. Provide an analysis as to whether the costs to operate this facility are within the scope of ASC 410-30. In addition, please clarify if you would decide or are obligated to build the facility in the event that you ceased mining operations. Lastly, describe your expectations for use of this facility when mining operations cease and tell us how you considered whether the costs to build and operate this facility are within the scope of ASC 410-20.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director